Exhibit 99.1

Grand Cayman, Cayman Islands, August 25, 2022. Inter & Co. Inc. (Nasdaq: INTR; B3: INBR31) ("Inter&Co") announces that, on the date hereof, Inter&Co was informed by the Brazilian stock exchange B3 – Brasil, Bolsa e Balcão that the conversion of the Inter&Co’s current Level I Sponsored BDRs into Level II Sponsored BDRs will be held on August 29, 2022.

Additional information may be obtained from Inter&Co’s Investor Relations Department, e-mail address ri@bancointer.com.br, or on Inter&Co’s website (https://ri.bancointer.com.br/en/).

SANTIAGO HORACIO STEL

Chief Strategy and Investor Relations Officer